# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAMP4 Therapeutics Corporation, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Kendall Square, Building 1400 West,, 3rd Floor, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001201001

## Reporting persons
- HarbourVest Partners L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,948; sole dispositive power 0; shared dispositive power 1,271,948; aggregate amount beneficially owned 1,271,948 (6.3% of the class)
- HarbourVest Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,948; sole dispositive power 0; shared dispositive power 1,271,948; aggregate amount beneficially owned 1,271,948 (6.3% of the class)
- SMRS-TOPE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,271,948; shared voting power 0; sole dispositive power 1,271,948; shared dispositive power 0; aggregate amount beneficially owned 1,271,948 (6.3% of the class)
- HVST-TOPE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,271,948; sole dispositive power 0; shared dispositive power 1,271,948; aggregate amount beneficially owned 1,271,948 (6.3% of the class)

## Item 1. Issuer
Name of issuer: CAMP4 Therapeutics Corporation
Address of issuer's principal executive offices: One Kendall Square; Building 1400 West, 3rd Floor; Cambridge, MA 02139

## Item 2. Person Filing
Name of person filing:
HarbourVest Partners, LLC
HarbourVest Partners L.P.
HVST-TOPE LLC
SMRS-TOPE LLC
SMRS-TOPE LLC, HVST-TOPE LLC, HarbourVest Partners L.P. and HarbourVest Partners, LLC have entered into a Joint Filing Agreement, dated May 14, 2025, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons agreed to file this statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Address of principal business office or, if none, residence: The principal business office of each reporting person is One Financial Center, Boston, MA 02111.
Citizenship: Reporting entities are all organized and exist under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Consists of 1,271,948 shares of common stock owned directly by SMRS-TOPE LLC. HarbourVest Partners, LLC ("HarbourVest") is the General Partner of HarbourVest Partners L.P., which is the Manager of HVST-TOPE LLC, which is the Managing Member of SMRS-TOPE LLC. Each of HarbourVest, HarbourVest Partners L.P. and HVST-TOPE LLC may be deemed to have a beneficial interest in the shares held by SMRS-TOPE LLC.

Voting and investment power over the securities owned directly by SMRS-TOPE LLC is exercised by the Investment Committee of HarbourVest. Each of HarbourVest, HarbourVest Partners L.P. and HVST-TOPE LLC and the members of the HarbourVest Investment Committee disclaim beneficial ownership of the shares held directly by SMRS-TOPE LLC.
Percent of class: 6.3% (based on 20,161,072 shares of common stock outstanding, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on March 27, 2025)
Sole power to vote or to direct the vote: SMRS-TOPE LLC has the sole power to vote or to direct the vote of 1,271,948 shares of common stock.
Shared power to vote or to direct the vote: HarbourVest, HarbourVest Partners L.P. and HVST-TOPE LLC may be deemed to have shared power to vote or direct the vote of 1,271,948 shares of common stock. Each of HarbourVest, HarbourVest Partners L.P. and HVST-TOPE LLC disclaim beneficial ownership of such shares.
Sole power to dispose or to direct the disposition: SMRS-TOPE LLC has the sole power to dispose or to direct the disposition of 1,271,948 shares of common stock.
Shared power to dispose or to direct the disposition: HarbourVest, HarbourVest Partners L.P. and HVST-TOPE LLC may be deemed to have shared power to dispose or direct the disposition of 1,271,948 shares of common stock. Each of HarbourVest, HarbourVest Partners L.P. and HVST-TOPE LLC disclaim beneficial ownership of such shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4 above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HarbourVest Partners L.P.: By: HarbourVest Partners, LLC, its General Partner; /s/ Adam Freedman, Adam Freedman; Chief Compliance Officer (05/14/2025)
- HarbourVest Partners, LLC: /s/ Adam Freedman, Adam Freedman; Chief Compliance Officer (05/14/2025)
- SMRS-TOPE LLC: By: HVST-TOPE LLC, its Managing Member; HarbourVest Partners L.P., its Manager; HarbourVest Partners, LLC, its General Partner; /s/ Adam Freedman, Adam Freedman; Chief Compliance Officer (05/14/2025)
- HVST-TOPE LLC: By: HarbourVest Partners L.P., its Manager; HarbourVest Partners, LLC, its General Partner; /s/ Adam Freedman, Adam Freedman; Chief Compliance Officer (05/14/2025)